SECI 09058229 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

SEC FILE NUMBER
8- 45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC GLOBAL FUND DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N BRAND BLVD · SUITE 1950
(No. and Street)

GLENDALE	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JINGJING YAN, TREASURER — 818-245-7531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

725 S FIGUEROA ST	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JINGJING YAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC GLOBAL FUND DISTRIBUTORS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2009, by Jingjing Yan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

ARACELI M. OLEA
Commission # 1736034
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2011

Signature Araceli M. Olea

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
725. South Figueroa Street
Los Angeles, California 90017-5418

Tel: +1 213 977 3200
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 5, 2009

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	20,192
Commissions receivable from Pacific Advisors Fund Inc.		23,637
Other commissions receivable		16,322
Investments in Pacific Advisors Fund Inc. at fair value (cost – $35,644)		26,441
Prepaid expenses		1,109
Total assets	$	87,701
Liabilities and shareholder's equity		
Payable to brokers	$	56,746
Accounts payable and accrued expenses		16,024
Total liabilities		72,770
Shareholder's equity:		
Common stock, no par value:		
Authorized, issued and outstanding 10,000 shares		150,295
Accumulated deficit		(135,364)
Total shareholder's equity		14,931
Total liabilities and shareholder's equity	$	87,701

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

Pacific Global Fund Distributors, Inc. (the "Company") was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the "Advisor"), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the "Fund").

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial condition is presented in accordance with accounting principles generally accepted in the United States.

Investments in Pacific Advisors Fund Inc.

The Company's investments in the Fund's portfolios are recorded at their quoted market values.

Investment Valuation

Effective January 1, 2008, the Company implemented Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The requirements of FAS 157 are to be applied prospectively. FAS 157 is effective for financial assets such as investments in securities reported in statement of financial condition. The adoption of FAS 157 did not have an impact on the statement of financial condition of the Company.

2. Summary of Significant Accounting Policies (continued)

FAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participates at the measurement date. It also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FAS 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any market activity for the investments. The inputs into the determination of the fair valuation require significant management judgment or estimation.

The inputs or methodology used for valuing securities are not necessarily an indication of risk associated with investing in those securities.

As of December 31, 2008 and for the year ended December 31, 2008, all securities were classified as Level 1 securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $9,856 which was $4,856 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 7.38 to 1 at December 31, 2008. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with its parent company whereby it is charged an amount equal to its separate tax liability as if it were filing on a separate-company basis. The Company files a consolidated tax return with its parent company for federal tax purposes and a combined tax return for state tax purposes.

5. Related Parties

The Company derives all of its commissions income from the Fund and trades executed by the Fund. At December 31, 2008, the Company's receivable from the Fund is $23,637.

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. Certain officers of the Company are also officers of the Advisor and the Fund.

At December 31, 2008, the Company had invested $35,644 (fair value $26,411) in the Fund.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. New Accounting Pronouncement

On July 13, 2006, the FASB released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing a fund's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. FIN 48, as deferred, is applicable for the Company effective December 31, 2009. The Company does not expect the adoption of this standard to have a significant impact on its results of operations and financial position.

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STATEMENT OF FINANCIAL CONDITION

Pacific Global Fund Distributors, Inc.
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG